Millar Western Forest Products Ltd.
Announces Approval of its
Note Exchange Transaction

Edmonton, Alberta, April 13, 2017 – Millar Western Forest Products Ltd. (“Millar Western” or the “Company”) today announced that it has obtained approval from the Ontario Superior Court of Justice (Commercial List) (the “Court”) of the Company’s previously announced plan of arrangement (as amended, the “Plan of Arrangement”) to implement the Company’s exchange transaction (the “Note Exchange Transaction”) in respect of the Company’s US$210 million aggregate principal amount of 8.5% Senior Notes due 2021 (the “Existing Notes”) under the Canada Business Corporations Act.

The meeting (the “Meeting”) of holders of the Existing Notes (“Noteholders”) to vote on the Plan of Arrangement was held on April 11, 2017 pursuant to the Interim Order granted by the Court on March 8, 2017. At the Meeting, the Plan of Arrangement was approved by approximately 99.31% of the votes cast by Noteholders, in person or by proxy.

Subject to the satisfaction and/or waiver of the remaining conditions to the Note Exchange Transaction, it is expected that the Plan of Arrangement will be completed effective on or around May 1, 2017.

About Millar Western

Millar Western is an integrated forest products company based in Alberta, Canada that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber.

For further information, please contact:

Millar Western Forest Products Ltd.

David Anderson
Vice-President, Finance, and Chief Financial Officer
Phone: 780-486-8238

Kingsdale Advisors

Telephone: 416-867-2272
Toll-Free: 1-866-581-0512
Email: contactus@ kingsdaleadvisors.com

Forward-Looking Statements

This news release may include information that are “forward-looking statements” within the meaning of securities laws. These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from the future results expressed or implied by the forward-looking statements. Forward-looking statements in this news release include statements with respect to: the implementation and completion of the Note Exchange Transaction and the Share Exchange Transaction (described in the Company’s news release dated March 8, 2017) and the anticipated benefits and consequences of such transactions. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the risk that the Note Exchange Transaction may not be completed on the terms described in this news release or at all; the costs associated with the Note Exchange Transaction; and the risk that the anticipated benefits and consequences of the Note Exchange Transaction may not be achieved. Other risks and uncertainties related to the Company’s business are described under “Risk Factors” in Item 3 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on March 8, 2017. Some of these risks, uncertainties and other factors include: the cyclical nature of the Company’s business and the effect of market factors on its results of operations; the effects of duties imposed by the United States on Canadian softwood lumber imports on the Company’s profitability; the effects of intense global competition; the risk that the Company may not have the capital required to maintain or grow its operations; the Company’s exposure to currency exchange risk; the availability of adequate fiber supply or an increase in the costs of fiber; the effects of natural events on the Company’s ability to harvest fiber; the impact of changes in environmental and other governmental regulations; the delay, restriction or non-renewal of environmental or other regulatory permits; the interests of the Company’s controlling shareholder; operational risks and the lack of insurance for some of such risks; and variability in the cost of energy consumed in the operation of the Company’s business.

Although the Company bases its forward-looking statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this news release. Other unknown or unpredictable factors also could harm the Company’s future results. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this news release are made only as at the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.